Intrepid
Holdings, Inc.




                                                                October 9, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street Northeast
Washington, DC  20549

RE:   INTREPID HOLDINGS, INC.
      FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
      FILED MARCH 31, 2006 AND AMENDED MAY 9, 2006
      FILE NO. 001-16173

Dear Mr. Rosenberg:

     We are in receipt of your correspondence of September 28, 2006 requesting additional information and clarification regarding Intrepid's Form 10-KSB for the Fiscal Year Ended December 31, 2005. Our response to your request follows:

Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended December 31,2005
-------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm, Page F-1
-----------------------------------------------------------------

     1. Please confirm that this report was manually signed by your auditors, pursuant to Rule 2-02(a) of the Regulation S-X in connection with the amended Form 10-KSB and, if so, please provide the report to us including the signature.

     Signed copy of the Report of Independent Registered Public Accounting Firm enclosed as attachment No. 1.

Notes  to  Consolidated  Financial  Statements,  page  F-8
----------------------------------------------------------

Note  1  -  Description  of  Company,  page  F-8
------------------------------------------------

     2. We have the following comments about your recapitalization of April 27, 2005:

          a. Please clarify for us whether RxFS was an operating entity prior to the recapitalization. If so, please tell us when the operations commenced and describe the nature and extent of those operations.

          b. While you disclose that the historical consolidated financial statements are those of RxFS, please clarify why you

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               did  not  present results of operations, changes in stockholders'
               deficit or cash flows for any period prior to the recapitalization.

          c. Please clarify the extent to which the contracts and contractual rights owned by RxFS existed prior to the recapitalization and the extent to which RxFS had provided the related pharmacy services and pharmacy fulfillment services. In this regard, page 7 of your original Form 10-KSB indicated that you had entered into an agency agreement with VMRx in January 2005.

     Prior to the recapitalization, RXFS was not an operating entity. RXFS was a dormant entity which was a party to various contracts and owned the contractual rights to provide pharmacy services and pharmacy fulfillment services to VMRx, however, no services had ever been provided related to these contracts and the related rights. As such, no historical information was presented prior to the recapitalization with regards to results of operations, changes in stockholders' deficit or cash flows as RXFS had not entered into any transactions that would impact the aforementioned financial statements. Although an agency agreement was entered into with VMRx in January 2005 no services under this contract were provided under this agreement prior to the recapitalization.

Note  4  -  Acquisition,  page  F-13
------------------------------------

     3. Please provide us the disclosures contemplated by paragraphs 54 and 55 of FSAS 141 or explain why the disclosures were not required or applicable. In addition, please tell us why you did not provide the historical financial statements of One Stop and the pro forma financial information related to its acquisition in a Form 8-K Please refer to Items 2.01 and 9.01(a) and (b) of Form 8-K.

     With regards to the One Stop acquisition, the disclosures required by SFAS 141, Paragraphs 54 and 55, were not required as the acquisition was not deemed a material business combination. Similarly, the acquisition did not meet the definition of significance as defined in Item 2.01 of the Instructions to Form 8-K, hence, neither the historical financial statements nor the pro forma financial information were provided.

                                  *  *  *  *  *

     It is understood by the company and its management that the company is solely responsible for the accuracy and adequacy of the company's disclosure in its SEC filings and that such accuracy and adequacy must have the utmost attention to detail. It is also understood that SEC staff comments or changes to the company's disclosure as a result of such comments does not preclude the Commission from taking further action and that the company can not assert staff comments as a defense in any preceding initiated by the Commission or any other person under the federal securities laws of the United States.

     Should you have any further questions please feel free to contact me, at (713) 278-1990.

                                             Sincerely,

                                             /s/ Maurice R. Stone
                                             ------------------------
                                             Maurice  R.  Stone
                                             Chairman  and  CEO

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